Exhibit 99.2

A Letter to Investors

BEIJING, January 24, 2022 — Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today made available the following open letter to investors from Dr. Changli Wang, the director of the board, CEO and CSO of the Company.

Dear investors,

It’s a great honor that, after an eight-year absence, I have been invited by the Board to return as CEO of the company I founded. The last two years have been difficult—the pandemic caused an unprecedented public health crisis that threw the world economy into a recession. During that time, the value of our shares has also seen ups and downs. However, I am pleased to see that our two principal business divisions—industrial automation and signal systems—have been steadily growing during this volatile period.

I believe that my time away from Hollysys has given me perspective and that I will be able to revitalize the company and its growth. When Steve Jobs returned to his post as chief executive officer of Apple in 1997, he led one of the most remarkable business turnarounds in history and led a transformation that resulted in Apple becoming the most valuable company in the world. While I have no illusions of Hollysys becoming the most valuable company in the word, I hope to be able to use the example Steve Jobs set to lead our own turnaround and increase shareholder value. Based on discussions with board members as well as many colleagues, I believe that it is in the best interest of shareholders to focus on strengthening and optimizing the business operations of the Company rather than considering a sale at present.

My priorities in the next few months are:

to reunite all the invaluable human resources and rekindle their working morale and aspiration;

to examine and evaluate each business divisions and segments, to optimize our business and seize opportunities to grow; and

to restore the confidence of our investors.

I am truly grateful for the trust and support of our investors. I hope to be able to meet with many of you in the near future.

Thank you for your continuous support. We look forward to the joint path ahead.

Yours truthfully,

Dr. Changli WANG

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. Hollysys had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

SAFE HARBOR

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact information:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com